UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
Peabody Energy Corporation

2. Name of person relying on exemption
New York State Comptroller Thomas P. DiNapoli

3. Address of person relying on exemption
110 State Street
Albany, NY 12236

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

NEWS
From the Office of the New York State Comptroller
Thomas P. DiNapoli

Contact: Eric Sumberg, 212-681-4840
For release:  April 23, 2013

DiNAPOLI SUPPORTS LOBBYING DISCLOSURE AND
INDEPENDENT DIRECTOR PROPOSALS AT PEABODY ENERGY

New York State Comptroller Thomas P. DiNapoli today announced support for two shareholder proposals at Peabody Energy Corporation’s annual meeting on April 29 calling for Peabody to disclose corporate lobbying expenses and to require the chairman of the board to be an independent director.

“Peabody’s record is a textbook example of why lobbying disclosure should be mandatory,” DiNapoli said, who oversees the $152.9 billion New York State Common Retirement Fund. “All political spending, including lobbying, made with shareholder dollars should be disclosed.”

Proposal 5 (Page 62) calls upon Peabody to require comprehensive disclosure related to direct, indirect and grassroots lobbying. Shareholders have a strong interest in full disclosure of lobbying to assess whether those activities are being done in ways that are consistent with shareholder goals.

This proposal comes on the heels of a 2012 report issued by the Union of Concerned Scientists (UCC) that ranked Peabody, the world’s largest private-sector coal company, as the corporation that did the most to obstruct dialogue and policy solutions about climate change.

The UCC rankings were based in part on support of trade groups that “misrepresent climate science” and the amount spent by companies to lobby Congress. Shareholders currently cannot obtain the full amount that Peabody spends on direct and indirect efforts related to these activities as the company does not provide disclosure on its expenditures for grassroots lobbying or its contributions to organizations involved in drafting and endorsing model legislation.

Proposal 6 (Page 64) requests that the Peabody Board of Directors adopt a policy to require that the chairman of the board be an independent director. Presently the CEO of Peabody, Gregory Boyce, serves in that role, which the Fund believes weakens the corporation’s governance structure.

“Peabody’s board needs to foster the creation of an independent CEO who is free from the potential conflict of interests that arises when the CEO is responsible for self-oversight,” DiNapoli said. “In 2012, Peabody was one of the worst performing companies in the S&P 500 and has consistently underperformed its peers. The board needs to exercise robust oversight of management. Separating the position of chair and CEO is an immediate action that could be taken that would start to address this issue.”

The primary role of the CEO is day-to-day management of the company while the primary duty of a board of directors is to oversee management on behalf of its shareholders.  An independent board chair can provide a balance of power between the CEO and the board and encourage strong board leadership and oversight.

As of April 12, 2013 the Fund owned 788,700 shares of Peabody Energy valued at approximately $16.4 million.
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